DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 21, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Date 12/09/2006

SUPPL

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

dw 10/2

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Dyno Nobel Limited
ABN: 44 117 733 463

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Ian Richards
Date of last notice	12/04/2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	29/08/2006
No. of securities held prior to change	3,809,154 fully paid ordinary shares. 5,000,000 options issued under the Company's Executive Share Option Plan.
Class	Ordinary
Number acquired	Nil
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.38 per share $842,382 total consideration
No. of securities held after change	353,941 fully paid ordinary shares held under the Peter Richards Superannuation Fund. 3,455,213 held by Peter Richards. 5,000,000 options issued under the Company's Executive Share Option Plan.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Change of Registered Holder Of the total 3,809,154 fully paid ordinary shares held: 353,941 have been transferred by way of off-market trade from Peter Richards to the Peter Richards Superannuation Fund. 3,455,213 are held by Peter Richards. 5,000,000 options issued under the Company's Executive Share Option Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

DYNO

Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 21, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Date 04/09/2006

SUPPL

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Dyno Nobel

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 20, AGL Centre
111 Pacific Highway
North Sydney NSW 2060

31 August 2006

Dyno Nobel signs Heads of Agreement with United Group for QNB Project

Dyno Nobel (ASX: DXL) today announced that its wholly owned subsidiary, Dyno Nobel Asia Pacific Limited has entered into a Heads of Agreement with leading construction, infrastructure and industrial services company United Group Limited (ASX: UGL), for the engineering, construction and pre commissioning of a prospective ammonium nitrate plant at Moranbah, Queensland ("QNB").

Chief Executive Officer of Dyno Nobel, Mr Peter Richards, said "United Group was proactive in developing a strong alliance based approach to ensure successful project delivery."

Dyno Nobel will work towards a final contract in October 2006 and contract progression will be conditional upon conclusion of other project agreements including those for supply of raw material inputs to production. Mr Richards said "Importantly, the final contract will be performance driven, with United Group sharing some of the project risk in regards to deadlines and budgets being met."

The Heads of Agreement includes a set finish date for the plant to ensure it is producing ammonium nitrate in the fourth quarter of 2008.

"As previously expressed, QNB is potentially a company transforming project, however, the Board will proceed only if the project economics are favourable to shareholders. This will include securing strong pre-commitments from customers," Mr Richards said.

Additionally, Dyno Nobel has signed a Letter of Intent with global engineering group, SNC-Lavalin pertaining to its appointment in the Dyno Nobel QNB project management team. Should the project proceed, SNC-Lavalin would play a key role in ensuring the project is completed on time and within budget. SNC-Lavalin is listed on the Toronto Stock Exchange and is one of the leading groups of engineering and construction companies in the world, and a global leader in the ownership and management of infrastructure.

For media enquires contact:

Gloria Barton, Cannings: 0413 520 603/ 02 9252 0622

Peter Brookes, Cannings: 0407 911 389/ 02 9252 0622